UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4) *


                            Merrimac Industries, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   590262 10 1
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                                 (CUSIP Number)


                             Richard H. Gilden, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 17, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

                                   SCHEDULE 13D
CUSIP NO. 590262 10 1

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  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only)
       Lior Bregman
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  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)  [ ]
       (b)  [ ]
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  3.   SEC Use only

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  4.   Source of funds (See Instructions)
       PF
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  5.   Check if disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)
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  6.   Citizenship or Place of Organization
       United States
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Number of Shares             7.  Sole Voting Power               287,600
Beneficially Owned         -----------------------------------------------------
by Each Reporting            8.  Shared Voting Power             0
Person With:               -----------------------------------------------------
                             9.  Sole Dispositive Power          287,600
                           -----------------------------------------------------
                             10. Shared Dispositive Power        0
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  11   Aggregate Amount Beneficially Owned by Each Reporting Person
       287,600
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 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
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 13.   Percent of Class Represented by Amount in Row (11)
       9.2%
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 14.   Type of Reporting Person (See Instructions)
       IN
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

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D originally filed by Lior Bregman ("Mr. Bregman") with the Securities and Exchange Commission (the "SEC") on November 19, 2003. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4      Purpose of Transaction
            ----------------------

            Item 4 is hereby amended and restated to read as follows:

            Mr. Bregman has purchased the shares of common stock, par value $.01 per share (the "Common Stock") of Merrimac Industries, Inc. (the "Issuer") for investment purposes. Mr. Bregman has extensive experience and relationships in the defense and wireless telecommunications industries and has intended to work with the management of the Issuer to maximize stockholder value.

            On August 18, 2004, Mr. Bregman delivered a letter to Mason N. Carter, Chairman of the Board, President and Chief Executive Officer of the Issuer, a copy of which is attached as an exhibit hereto and incorporated herein by reference (the "Letter"), expressing Mr. Bregman's disappointment with the Issuer's management and board of directors failure to act in the best interests of the Issuer's stockholders or to allow Mr. Bregman to use his experience and industry contacts to assist the Issuer either via a Board membership or a consulting agreement. Mr. Bregman has proposed that the Board immediately appoint a special committee of disinterested directors to engage a qualified investment banker to evaluate the Company's strategic alternatives and seek to effect a transaction that will maximize shareholder value. Mr. Bregman will consider, among other matters, forming a group to seek to acquire control of the Company.

            Subsequent to receiving Mr. Bregman's Letter, the Issuer rejected his proposals. Mr. Bregman was very disappointed by the Board's reaction to his attempts to enhance shareholder value.

            Mr. Bregman continues to believe that the best course of action is for the Issuer to retain an investment banker to seek a transaction which would result in a substantial premium to the current market price of the Issuer's common stock. He believes strategic buyers are available who would be willing to pay such a substantial premium. If the Board is unwilling to appoint a special committee and seek a transaction with a strategic partner, because it believes that there is another plan which would yield a greater return to shareholders, Mr. Bregman believes he should be asked to join the Board. This would indicate to shareholders that their interests are being best served and allow the Issuer to use Mr. Bregman's experience and contacts in the effort to build shareholder value.

            Mr. Bregman continues to hold discussions with potential financial and strategic partners in evaluating his options to achieve the goals stated in his Letter and has repeatedly approached the Board to reaffirm his interest.

            In the latest correspondence from counsel to the Issuer on June 6, 2005, the Issuer continued to reject Mr. Bregman's efforts to use his financial experience and industry contacts to assist the Issuer. Mr. Bregman's request to be nominated to the Board was rejected. In view of the Board's failure to recognize the substantial investment Mr. Bregman's has made and his interest in enhancing value to all shareholders, Mr. Bregman again has urged the Board to retain an investment banking firm to explore a potential sale of the Issuer. Mr. Bregman believes that the Issuer's lack of

Page 3 of 6 pages
financial resources and critical revenue mass will not be sufficient to produce the growth needed to attract investors and build shareholder value, and that a strategic transaction is critically needed. At the same time, the Issuer's installed customer base and attractive technology makes it an attractive partner for larger companies expanding into the Issuer's area of concentration. Recent industry transactions suggest that the Issuer could be sold at a substantial premium to its current market price. Mr. Bregman believes that the Board is not acting in the best interest of shareholders in refusing to add him to the Board and in ignoring strategic alternatives to enhance shareholder value.

            Mr. Bregman plans on increasing his stake at the Issuer and will be asking the Board to exempt him from the adverse provisions of the so called "investor rights agreement" so he can increase his stake above the 10% level without punitive consequences. The Board has recently exempted an investor group that bought shares at a discount to the price Mr. Bregman has been paying in the open market and Mr. Bregman will be asking for similar treatment.

            Mr. Bregman does not have any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, except as set forth herein. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Mr. Bregman may in the future take such actions with respect to his investment in the Issuer he deems appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of his shares of Common Stock or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            Paragraphs (a), (b) and (c) of Item 5 are hereby amended as follows:

            (a) and (b) As of June 15, 2005, Mr. Bregman beneficially owns 287,600 shares of Common Stock. Mr. Bregman has the sole power to vote and dispose of all such shares. Such shares constitute approximately 9.2% of the total number of shares of Common Stock outstanding. The percentage of the outstanding Common Stock set forth above is based on 3,141,111 shares of Common Stock reported as outstanding as of May 13, 2005 by the Issuer on its Form 10-Q for the quarter ended April 2, 2005, filed with the SEC on May 17, 2005.

            (c) The following table sets forth the purchase of Common Stock of the Issuer (totaling 49,600 shares) made by Mr. Bregman from December 6, 2004 through June 13, 2005. All such sales were made in open market transactions on the American Stock Exchange:

---------------------------------------------
                    Number of      Average
    Date of          Shares       Price Per
  Transaction       Purchased       Share
---------------------------------------------
12/06/04               200           $8.95
---------------------------------------------
12/08/04             2,000           $9.00
---------------------------------------------
12/13/04               500           $8.99
---------------------------------------------
12/13/04             2,300           $9.00
---------------------------------------------
12/14/04             1,000           $8.95
---------------------------------------------
12/14/04               200           $9.00
---------------------------------------------
12/14/04               400           $9.09
---------------------------------------------
12/14/04               200           $9.10
---------------------------------------------
12/20/04               200           $9.00
---------------------------------------------

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

---------------------------------------------
12/21/04             1,000           $9.00
---------------------------------------------
12/22/04             1,000           $8.98
---------------------------------------------
12/27/04               100           $8.90
---------------------------------------------
12/27/04               300           $9.00
---------------------------------------------
1/05/05                200           $9.04
---------------------------------------------
1/05/05                800           $9.13
---------------------------------------------
1/06/05              1,000           $9.19
---------------------------------------------
1/06/05              1,000           $9.21
---------------------------------------------
1/14/05                300           $9.30
---------------------------------------------
1/14/05                200           $9.40
---------------------------------------------
1/14/05                200           $9.60
---------------------------------------------
1/14/05              1,900           $9.50
---------------------------------------------
2/15/05              1,000           $8.74
---------------------------------------------
2/15/05              1,000           $8.75
---------------------------------------------
2/17/05              1,600           $8.85
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2/17/05                400           $8.95
---------------------------------------------
2/17/05              1,000           $9.04
---------------------------------------------
2/28/05                300           $9.10
---------------------------------------------
3/01/05                300           $9.10
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4/19/05                100           $8.90
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4/19/05                200           $9.00
---------------------------------------------
4/19/05                700           $9.09
---------------------------------------------
4/20/05              1,000           $8.98
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4/21/05              1,100           $9.00
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4/29/05                200           $8.95
---------------------------------------------
4/29/05                200           $9.05
---------------------------------------------
4/29/05                600           $9.10
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5/09/05                100           $8.77
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5/09/05                800           $8.78
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5/09/05                300           $8.84
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5/11/05              1,200           $8.93
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5/12/05              1,000           $9.00
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5/13/05              2,000           $9.00
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5/16/05                200           $9.00
---------------------------------------------
5/17/05              2,400           $8.80
---------------------------------------------
5/17/05                600           $8.90
---------------------------------------------
5/24/05              1,800           $8.99
---------------------------------------------
6/01/05              1,000           $8.80
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6/06/05              1,000           $8.61
---------------------------------------------
6/09/05              1,000           $8.72
---------------------------------------------
6/09/05                500           $8.69
---------------------------------------------
6/09/05              2,000           $8.70
---------------------------------------------
6/09/05              5,000           $8.70
---------------------------------------------
6/10/05              1,500           $8.50
---------------------------------------------
6/10/05                500           $8.49
---------------------------------------------
6/13/05                900           $8.69
---------------------------------------------
6/13/05              1,100           $8.78
---------------------------------------------

Page 5 of 6 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Date: June 15, 2005


                                               /s/ Lior Bregman
                                               -----------------------------
                                               Lior Bregman





Page 6 of 6 pages